[Convio, Inc. Letterhead]

August 5, 2008

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549-610

Attn: Mark P. Shuman

Re:	Convio, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-145787)

Dear Mr. Shuman:

On August 30, 2007, Convio, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-145787) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was amended on October 12, 2007, November 20, 2007 and April 2, 2008, but has not been amended since that date.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its registration statement on Form S-1 and all amendments thereto (File No. 333-145787) (the “Registration Statement”). The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  If you have any questions regarding this request for withdrawal, please contact our counsel, John J. Gilluly III of DLA Piper US LLP at (512) 457-7000.

Very truly yours,

Convio, Inc.

/s/ Gene Austin

Gene Austin
Chief Executive Officer

cc:  John J. Gilluly III, DLA Piper US LLP